UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

AutoInfo, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

052777109
(CUSIP Number)

VADIM PERELMAN
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

ERIC KHROM
Khrom Capital Management LLC
41 Madison Ave., 31st FL
New York, NY 10010
(646) 202-2618
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,094,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,094,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,094,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,094,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,094,884
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,094,884
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON KHROM INVESTMENTS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,366,119
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,366,119
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON KHROM CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,447,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,447,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 052777109

1	NAME OF REPORTING PERSON ERIC KHROM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,447,769
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,447,769
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 052777109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital”), Vadim Perelman, Khrom Investments Fund, LP, a Delaware limited partnership (“Khrom Investments”), Khrom Capital Management, LLC, a New York limited liability company (“Khrom Capital”) and Eric Khrom.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital is the general partner of BSC LP.  Vadim Perelman is the managing member of Baker Street Capital.  By virtue of his position with Baker Street Capital, Mr. Perelman has the power to vote and dispose of the Issuer’s Shares owned by BSC LP.

Khrom Capital serves as the manager of certain separately managed accounts (the “Khrom Capital Accounts”) and the general partner of Khrom Investments.  Eric Khrom is the managing member of Khrom Capital.  By virtue of his position with Khrom Capital, Mr. Khrom has the power to vote and dispose of the Issuer’s Shares owned by Khrom Investments and held in the Khrom Capital Accounts.

(b)           The principal business address of each of BSC LP, Baker Street Capital and Mr. Perelman is 12400 Wilshire Blvd, Suite 940, Los Angeles, CA 90025.  The principal business address of each of Khrom Investments, Khrom Capital and Mr. Khrom is 41 Madison Avenue, 31st Floor, New York, New York 10010.

(c)           The principal business of BSC LP is investing in securities.  The principal business of Baker Street Capital is serving as the general partner of BSC LP. The principal occupation of Mr. Perelman is acting as managing member of Baker Street Capital.

The principal business of Khrom Investments is investing in securities.  The principal business of Khrom Capital is serving as the general partner of Khrom Investments and the manager of the Khrom Capital Accounts. The principal occupation of Mr. Khrom is acting as managing member of Khrom Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Perelman and Khrom are citizens of the United States of America.

CUSIP NO. 052777109

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 1,447,769 Shares owned in the aggregate by Khrom Investments and held in the Khrom Capital Accounts is approximately $819,297, including brokerage commissions.  The Shares held in the Khrom Capital Accounts were purchased with client funds in the open market.  The Shares owned by Khrom Investments were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons strongly believe that the management, Board of Directors of the Issuer (the "Board") and recently formed special strategic alternatives committee should expeditiously explore all strategic alternatives available to the Issuer, including a sale of the Issuer.  The Reporting Persons are concerned that the Issuer continues to trade at prices that fail to reflect either its standalone intrinsic value or its significant strategic value to potential acquirers.  The Reporting Persons believe that this is an opportune time for the Board and management to fully commit to realizing shareholder value in order to take advantage of a consolidation trend in the industry.  The Reporting Persons may engage in communications with the management, Board, shareholders of the Issuer and third parties regarding the strategic alternatives available to the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,135,123 Shares outstanding as of March 12, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 21, 2012.

As of the close of business on April 19, 2012, BSC LP beneficially owned 3,094,884 Shares, constituting approximately 9.1% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital may be deemed to beneficially own the 3,094,884 Shares owned by BSC LP, constituting approximately 9.1% of the Shares outstanding.  As the managing member of Baker Street Capital, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 3,094,884 Shares owned by BSC LP, constituting approximately 9.1% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 3,094,884 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

As of the close of business on April 19, 2012, Khrom Investments beneficially owned 1,366,119 Shares, constituting approximately 4.0% of the Shares outstanding.  As of the close of business on April 19, 2012, 81,650 Shares were held in the Khrom Capital Accounts, constituting less than 1% of the Shares outstanding.  As the general partner of Khrom Investments and the manager of the Khrom Capital Accounts, Khrom Capital may be deemed to beneficially own the 1,447,769 Shares owned in the aggregate by Khrom Investments and held in the Khrom Capital Accounts, constituting approximately 4.2% of the Shares outstanding.  As the managing member of Khrom Capital, which in turn is the general partner of Khrom Investments and the manager of the Khrom Capital Accounts, Mr. Khrom may be deemed to beneficially own 1,447,769 Shares owned by Khrom Investments and held in the Khrom Capital Accounts, constituting approximately 4.2% of the Shares outstanding.  Mr. Khrom has sole voting and dispositive power with respect to the 1,447,769 Shares owned by Khrom Investments and held in the Khrom Capital Accounts by virtue of his authority to vote and dispose of such Shares.  Khrom Capital and Mr. Khrom disclaim beneficial ownership of the Shares held by Khrom Investments and in the Khrom Capital Accounts, except to the extent of their pecuniary interest therein.

CUSIP NO. 052777109

(b)           By virtue of his position with Baker Street Capital, Mr. Perelman has the sole power to vote and dispose of the Shares reported owned by BSC LP and Baker Street Capital. By virtue of his position with Khrom Capital, Mr. Khrom has the sole power to vote and dispose of the Shares reported owned by Khrom Investments and Khrom Capital.

Each Reporting Person as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The Reporting Persons have not engaged in any transactions in the Shares during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 18, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital Management, LLC, Vadim Perelman, Khrom Investments Fund, LP, Khrom Capital Management, LLC and Eric Khrom, dated April 18, 2012.

CUSIP NO. 052777109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital Management, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

KHROM INVESTMENTS FUND, LP

By:	Khrom Capital Management, LLC General Partner

By:	/s/ Eric Khrom
Name:	Eric Khrom
Title:	Managing Member

KHROM CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Khrom
Name:	Eric Khrom
Title:	Managing Member

/s/ Eric Khrom
ERIC KHROM